LINUX GOLD CORP. TO BE FEATURED ON CEO CLIPS ON THE BIOGRAPHY CHANNEL

For Immediate Release: April 20, 2006, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB) is pleased to announce that CEO Clips, a series of two minute corporate profiles on Canadian companies, has begun airing features this week on Linux Gold Corp that will run until May 1, 2006. CEO Clips airs on The Biography Channel Canada randomly between 4pm and 11pm M-F. It can also be viewed online via this link:
http://www.ceoclips.com/media/ceo_00193_linux_300.asx
In addition it will be posted on Yahoo Finance Canada.

About The Biography Channel:

"Over half of Canadians in digital households watch The Biography Channel," Roper Report 2005. The Biography Channel finished #1 in awareness, viewer ship and importance to the enjoyment of cable in the latest Beta Research Subscriber study of digital cable subscribers and can currently be viewed in 800 000 Canadian homes.

ABOUT LINUX GOLD CORP.

In March of 2005, Linux Gold Corp. staked 148 State of Alaska 160-acre MTRSC mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska. See news release dated October 26, 2005 for details.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has an option on certain mineral exploration rights for the Bo Luo Nuo Gold Mine in Hebei Province, People’s Republic of China.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson Contact: John Robertson
President Tel. 800-665-4616

Contact: Business Office
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.